June 20, 2025

VIA EDGAR

Andi Carpenter

Anne McConnell

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amer Sports, Inc.

Form 20-F for The Fiscal Year Ended December 31, 2024

Filed March 7, 2025

File No. 001-41943

Dear Staff:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filing of Amer Sports, Inc. (“Amer Sports” or the “Company”) made in your letter dated June 9, 2025. Please note that the “Company” refers to Amer Sports, Inc., together with its consolidated subsidiaries. Set forth below are the Staff’s comments in italics, followed in each case by the response of the Company. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for The Fiscal Year Ended December 31, 2024

Item 5. Operating and Financial Review and Prospects

Non-IFRS Financial Measures, page 94

1.	We note the measure you identify as EBITDA includes several adjustments in addition to the items specifically identified by the acronym. Please revise future filings to present all adjustments not specifically identified by the acronym below EBITDA such that those adjustments are only included in the determination of Adjusted EBITDA. Refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to your presentation of EBITDA and Adjusted EBITDA in Form 6-Ks.

Response:

The Company respectfully acknowledges the Staff’s comment and in future filings will revise its disclosure to remove EBITDA from its reconciliation of Net Income (Loss) to Adjusted EBITDA and update its definition of Adjusted EBITDA accordingly. If the Company determines to disclose EBITDA in the future, it will only present adjustments specifically identified by the acronym.

Amer Sports, Inc.

149 Fifth Avenue, 9th Floor

New York, NY 10010

Tel. +1 773 714-6400

www.amersports.com

2.	We note the Purchase Price Adjustment in your determination of Adjusted Net Income (Loss) appears to result in you excluding amortization and depreciation on fair value adjustments of intangible and tangible assets from Amer Sports' acquisition in 2019. It appears to us that this adjustment results in presenting a non-IFRS financial measure that substitutes individually tailored recognition and measurement methods, given you exclude partial amortization and depreciation related to the step-up in fair value of intangible and tangible assets acquired in a business combination which essentially removes the impact of the acquisition method of accounting. Please revise future filings to remove this adjustment or more fully explain to us each component of the adjustment, how each amount was determined, and why you believe the adjustment is appropriate and complies with Question 100.04 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to Purchase Price Adjustments related to this measure and several additional non-IFRS financial measures presented in your Form 6-Ks.

Response:

The Company acknowledges the Staff’s comment and respectfully submits the following rationale for the Purchase Price Adjustment included in our determination of Adjusted Net Income (Loss) and certain other non-IFRS measures.  This adjustment relates to amortization and depreciation arising from the step-up in fair value of intangible and tangible assets following the 2019 acquisition of Amer Sports.

The specific facts and circumstances related to the Company’s acquisition history are a determining factor for understanding the components of the adjustment, how each amount was determined, and why the Company believes the adjustment is appropriate and complies with Question 100.04 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

In 2019, Amer Sports was acquired by an international investment consortium (the “Acquisition”).  In connection with the Acquisition, all identifiable assets and liabilities were recorded at their acquisition date fair values in accordance with IFRS 3, Business Combinations. This resulted in the recognition of previously unrecorded finite-lived intangible assets (i.e. customer relationships and other technology-based intangibles), as well as a step-up in the fair value of property, plant and equipment (primarily machinery, equipment, buildings, and leasehold improvements). The underlying business remained materially unchanged; therefore, the fair value adjustments stemmed solely from the ownership change, not from business combinations executed by the Company.

The adjustment to arrive at the non-IFRS financial measures presented includes all amortization of previously unrecorded finite-lived intangible assets and incremental depreciation on the step-up in property, plant and equipment.  These assets are amortized and depreciated on a straight-line basis over their useful lives. Since these assets arose entirely from the Acquisition, the full amortization and depreciation amounts are included in the adjustment - the Company’s presentation does not reflect a partial exclusion.  Importantly, the adjustments are calculated in accordance with IFRS and do not represent an alternative recognition or measurement methodology.

The components of the adjustment are as follows:

The Company believes the amortization and depreciation related to the purchase accounting adjustments distort the comparability with its peer group, as the Acquisition was a one-time change of control event.  We submit that excluding these effects enhances comparability and provides meaningful disclosure to investors.  Moreover, this adjustment aligns with the Segment Adjusted Operating Profit metric used by our Chief Operating Decision Maker to assess performance and allocate resources. The Company believes reflecting this adjustment in its presentation of certain non-IFRS measures more appropriately reflects how management evaluates results and is an important complement to its reported IFRS financials.

Item 19. Exhibits, page 151

3.	We note the officer certifications included in Exhibits 12.1 and 12.2 exclude the introductory language in paragraph 4 regarding the officers' responsibilities for establishing and maintaining internal control over financial reporting. Please revise future filings to ensure each Section 302 certification includes all the prescribed language set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

Response:

The Company respectfully acknowledges that the introductory language in paragraph 4 regarding the officers’ responsibilities for establishing and maintaining internal control over financial reporting was inadvertently excluded from the certifications filed as Exhibits 12.1 and 12.2 to the Form 20-F. The Company will revise future filings to ensure each Section 302 certification includes all the prescribed language set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

We appreciate the Staff’s time and attention on this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Andrew E. Page
Andrew E. Page
Chief Financial Officer